UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. ("Bradesco") informs its shareholders and the market that Atlântica Hospitais e Participações S.A. (“Atlântica”), a company focused on investing in hospitals, an indirect subsidiary of Bradesco and Bradseg Participações S.A., a member of the Bradesco Seguros Group, signed, on this date, an Agreement for Investment, Purchase and Sale of Shares and other Covenants (“Investment Agreement”) with Hospital Santa Lúcia S.A. ("HSL" and, together with its subsidiaries, "Grupo Santa") and its current partners ("Leal Family"), to acquire 20% of HSL's capital stock ("Transaction"). The Leal Family, founder of HSL, will remain holding 80% of its share capital, and the parties will enter into a shareholders' agreement.

Grupo Santa is the largest hospital network in the Central-West region, with a presence in the Federal District, Goiás, Mato Grosso and Mato Grosso do Sul. It has 2 radiological centers and 8 hospitals, totaling more than 1,350 beds, with emphasis on the Santa Lúcia Sul Hospital, the first in Brasilia and currently the largest private hospital in the Central-West region.

The transaction is in line with Atlântica's strategy of investing in the value chain of the health sector through partnerships with established players in the operation of hospitals, and represents an important step in Grupo Santa's long-term growth plans.

Consummation of the Transaction is subject to compliance with specific precedent conditions generally found in transactions of this nature, including proper regulatory approvals.

Cidade de Deus, Osasco, SP, August 31, 2023

Banco Bradesco S.A.

Carlos Wagner Firetti

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 31, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.